Exhibit 1

Growmobile Debuts Instagram Advertising, Expanding Opportunity for
Marketers to Reach Engaged Mobile Consumers

TEL AVIV, Israel & PARIS, France – August 27, 2015 – Growmobile, Perion's social and mobile marketing division, announced today the support of Instagram advertising through its mobile user acquisition platform.

Growmobile was one of the first Facebook Marketing Partners to receive early access to the new Instagram Ads API, enabling advertisers to run ad campaigns on one of the fastest-growing mobile traffic sources in the industry.

“The introduction of Instagram advertising enhances our social media advertising capabilities and our overall mobile advertising capabilities, extending our ability to provide unrivaled mobile advertising solutions for our clients,” said Shai Gottesdiener, General Manager of Growmobile. “As one of the first Facebook Marketing Partners to receive access to the Instagram Ads API, we have a unique opportunity to strengthen our position as a mobile advertising industry leader.”

Growmobile’s integration with the Instagram Ads API offers marketers the opportunity to extend their advertising reach to Instagram’s community of more than 300 million users. According to a recent eMarketer report, Instagram mobile ad revenues are expected to reach $2.81 billion in 2017, highlighting the business potential for Growmobile from this new extended offering.

The new Instagram advertising capability strengthens Growmobile’s user acquisition platform by enlarging its traffic source inventory for customers. Offered as a self-serve or fully-managed solution, Growmobile enables advertisers to promote their app across the top 50 mobile ad networks, ad exchanges, Google, Facebook, Twitter and now, Instagram, all via one, operationally-painless interface.

Growmobile’s Instagram campaigns are available to customers in Germany, France and the UK, and additional locations will soon follow.

Among the features that Growmobile's platform offers to advertisers to help them maximize their Instagram campaigns are: a powerful creative editor allowing advertisers to build effective images for campaigns, tree and conversion funnel views that map out each step of an Instagram campaign so advertisers know when and how to optimize, and on-demand support for easy Instagram ads setup and implementation.

To learn more about Growmobile’s Instagram ads offering, visit www.growmobile.com.

About Perion Network Ltd.

Perion powers innovation. Perion (NASDAQ: PERI) is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our mobile marketing unit, Growmobile, enables app marketers to advertise across the industry’s top-performing traffic sources, including Facebook, Twitter and Instagram (by MMR) and Google, and increase user spend, reduce churn and improve retention through CRM engagement campaigns. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork and Growmobile at @growmobile.

Source: Perion Network Ltd.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

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Press Contact:

Matthew Krieger
GKPR for Perion
+972-54-467-6950
matthew@gkpr.com